October 7, 2015

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Gupta Barros, Esq.

Assistant Director

Office of Real Estate and Commodities

Re:	Global Income Trust, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 4, 2015

File No. 000-54684

Dear Ms. Barros:

On behalf of Global Income Trust, Inc. ( “GIT”), set forth below are GIT’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in its letter dated September 24, 2015, with respect to the above-referenced Preliminary Proxy Statement (the “Proxy Statement”).

For ease of reference, the text of the Staff’s comments is set forth in italics followed in each case by GIT’s response. With this letter, GIT is filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”). All page references in the responses set forth below refer to the pages in the marked versions of Amendment No. 1, as filed electronically via EDGAR.

General

1.

We note that financing is not a condition to the Asset Sale. Please provide your analysis as to why you believe financial statement information for Griffin Capital is not required, as it appears that the financing may not be assured. Refer to Instruction 2(a) to Item 14 of Schedule 14A.

Response: As set forth in Section 2.1.1 of the Purchase and Sale Agreement dated August 10, 2015 (the “Sale Agreement”), the gross purchase price of the three properties

Sonia Gupta Barros, Esq.

October 7, 2015

being purchased by the purchaser is $93.65 million, of which approximately $54.8 million of the consideration will be in the form of existing assumable first mortgage debt. Griffin Capital has informed GIT that the remaining $38.9 million will be funded by Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), a public non-traded real estate investment trust and the parent company of the special purpose entities to whom Griffin Capital will assign the purchase contract prior to closing.

Based on GCEAR’s most recent quarterly report filed with the Commission on August 26, 2015, GCEAR had cash and cash equivalents of $40.9 million and $68.9 million at June 30, 2015 and December 31, 2014, respectively, and an existing $1.14 billion unsecured credit facility with KeyBank, which may be increased to a maximum of $2.0 billion. Should GCEAR elect not to fund the $38.9 million with cash on hand at the time of the projected closing in the fourth quarter of 2015, the KeyBank unsecured credit facility would be available to fully fund the $38.9 million required to close the transaction. Pursuant to Section 7.1.7 of the Sale Agreement, approval of the existing first mortgage loan assumptions by the applicable lenders is a condition to closing. In the event that Griffin Capital is not able to assume the in-place first mortgage financing, Griffin Capital will terminate the Sale Agreement subject to a ten day cure period.

For the foregoing reasons, GIT does not believe that financial statement information about Griffin Capital or GCEAR is required under Item 14 of Schedule 14A.

Summary

The Asset Sale, page 10

2.	Please expand upon your disclosure regarding the properties to be sold to Griffin Capital, including the general character and location of each property, the purchase price, any underlying encumbrances, and monthly gross rent, or advise us why you do not believe such information is material to shareholders. Refer to Item 15(a) of Schedule 14A.

Response: GIT has revised its disclosure in response to the Staff’s comment. Please see page 10 of Amendment No. 1.

Sonia Gupta Barros, Esq.

October 7, 2015

Proposal One—The Asset Sale Proposal

Opinion of the Financial Advisor to the Special Committee of GIT’s Board of Directors

3.	We note the following statements in the last paragraph starting on page 37: “Under such circumstances, no privity was created between STRH and GIT’s shareholders regarding STRH’s delivery of its opinion to the Special Committee and, consequently, you may not rely on STRH’s opinion to support any claims against STRH arising under applicable state law. The availability of “no privity” defenses to STRH and the question of whether such defenses are available under these circumstances would be resolved by a court of competent jurisdiction. In any event, the resolution of whether such defenses are available to STRH would have no effect on (i) the rights and responsibilities of the Special Committee under applicable state law or (ii) the rights and responsibilities of either STRH or the Special Committee under federal securities laws.” Please remove these statements as it is inappropriate for the financial advisor to disclaim responsibility for statements made in the document relating to the fairness opinion.

Response: Pursuant to the engagement letter between GIT and STRH, the use of STRH’s opinion was restricted to the Company’s Board of Directors and to the Special Committee of the Board of Directors. In response to the Staff’s comment, GIT has revised the “Opinion of the Financial Advisor to the Special Committee of GIT’s Board of Directors” disclosure on page 37 of Amendment No. 1 to clarify that it is STRH’s belief that no privity was created between STRH and GIT’s stockholders and that STRH would assert the “no privity” and “no third party reliance” defenses to stockholder claims that might be brought against it.

Discounted Cash Flow Analysis, page 38

4.	We note that in rendering the fairness opinion, STRH relied on the Projections in preparing the discounted cash flow analysis. Please revise your disclosure of the discounted cash flow analysis to disclose the Projections used.

Response: GIT has revised its disclosure in response to the Staff’s comment. Please see pages 42 and 43 of Amendment No. 1.

Selected Comparable Transactions Analysis, page 38

5.	We note that there is a notation for footnote (1) in the table on page 40, but that no corresponding footnote follows the table. Please revise for consistency. Please also

Sonia Gupta Barros, Esq.

October 7, 2015

expand your disclosure on this table to explain how you arrived at the different asset values, the differences between each method and any other key assumptions you used.

Response: GIT has added footnote (1) in the table on page 40 of the Proxy Statement. In addition, in response to the Staff’s comment GIT has revised its disclosures to describe the methodology used in deriving the different asset values and the key assumptions used. Please see page 39 of Amendment No. 1.

Information Concerning STRH, page 41

6.	Please disclose the amount of compensation STRH has received from GIT, Griffin Capital, and their respective affiliates in the last two years for the services disclosed in this section.

Response: GIT has revised its disclosure in response to the Staff’s comment. Please see page 41 of Amendment No. 1.

In addition, GIT acknowledges that:

•	GIT is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	GIT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at 202-942-5191 (fax: 202-942-5999) and to Holly Greer, Esq., General Counsel of Global Income Trust, Inc. (fax: 407-540-2699).

Very truly yours,

/s/ Neil M. Goodman

Neil M. Goodman

Enclosures

cc:	Holly J. Greer, Esq.

General Counsel, Global Income Trust, Inc.